EXHIBIT 12

BellSouth Corporation

Computation Of Earnings To Fixed Charges

(Dollars In Millions)

	For the Six Months Ended June 30,
	2005	2006
Earnings

Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$ 2,226	$ 2,467

Equity in (earnings) losses of unconsolidated affiliates	12	(352)

Portion of rental expense representative of interest factor	53	55

Distributed income of equity affiliates	—	—

Interest expense	576	558

Income, as adjusted	$ 2,867	$ 2,728

Fixed Charges

Interest expense	$ 576	$ 558

Interest capitalized	4	6

Portion of rental expense representative of interest factor	53	55

Fixed Charges	$ 633	$ 619

Ratio of Earnings to Fixed Charges	4.53	4.41